                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          -----------------------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                    -----------------------------------------
                               (Amendment No. 4)*


                           First Alliance Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    317936102
-------------------------------------------------------------------------------
                                 (CUSIP Number)

       Brian Chisick, First Alliance Corporation, 17305 Von Karman Avenue,
                         Irvine, CA 92614 (949) 224-8500
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                     5/8/00
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

---------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 317936102                   13D                      Page 2 of 8 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Brian Chisick

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     Not Applicable.

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         177,042 shares of Class A Common Stock

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    14,693,667 shares of Class A Common Stock
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         177,042 shares of Class A Common Stock

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    14,693,667 shares of Class A Common Stock

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     14,870,709 shares of Class A Common Stock

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     82%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 317936102                   13D                      Page 3 of 8 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Sarah Chisick

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     Not Applicable.

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         Not applicable

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    14,693,667 shares of Class A Common Stock
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         Not applicable

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    14,693,667 shares of Class A Common Stock

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     14,693,667 shares of Class A Common Stock

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     82%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 AMENDMENT NO. 4
                                 TO SCHEDULE 13D
                          FILED PURSUANT TO RULE 13d-2
                      OF THE GENERAL RULES AND REGULATIONS
              UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


         The undersigned hereby amend the Schedule 13D heretofore filed by them, as amended through the date hereof.

         ITEM 1. SECURITY AND ISSUER.

         This statement relates to shares of the Class A Common Stock, $.01 par value per share (the "Class A Common Stock"), of First Alliance Corporation, a Delaware corporation (the "Company"), whose principal executive offices are located at 17305 Von Karman Avenue, Irvine, California 92614.

         ITEM 2. IDENTITY AND BACKGROUND.

         I.       Brian Chisick.

                  (a) The name of the person filing this statement is Brian Chisick.

                  (b) The business address of Mr. Chisick is 17305 Von Karman Avenue, Irvine, CA 92614.

                  (c) The principal occupation of Mr. Chisick is Chairman and Chief Executive Officer of the Company. The principal business of the Company has been mortgage lending. On March 23, 2000, the Company and several of its subsidiaries filed for voluntary petitions under Chapter 11 of the United States Bankruptcy Code in the U. S. Bankruptcy Court for the Central District of California. As a result, the Company has closed its entire loan origination operations, but will continue some loan servicing operations pending approval of the Company's reorganization and/or liquidation plan. The principal address of the Company is stated above in Item 1.

                  (d) Mr. Chisick has not been convicted in a criminal proceeding during the last five years.

                  (e) During the last five years, Mr. Chisick has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws. (f) Mr. Chisick is a citizen of the United States.

                  (f) Mr. Chisick is a citizen of the United States.

         II.      Sarah Chisick.

                  (a) The name of the other person filing this statement is Sarah Chisick. Mr. and Mrs. Chisick are husband and wife.

                  (b) The business address of Mrs. Chisick is none.

                  (c) The principal occupation of Mrs. Chisick is none.

                  (d) Mrs. Chisick has not been convicted in a criminal proceeding during the last five years.

                                     4 of 8

                  (e) During the last five years, Mrs. Chisick has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

                  (f) Mrs. Chisick is a citizen of the United States.


         ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         During May 2000, Brian and Sarah Chisick, as co-trustees of the Brian and Sarah Chisick Revocable Estate Trust U/A 3-7-79 (the "Trust"), purchased using Trust funds, an aggregate of 2,047,600 shares of the Company's Class A Common Stock for an aggregate purchase price of $470,439 (or a weighted average price of approximately $0.23 per share). The beneficiaries of the Trust are Brian and Sarah Chisick (the "Chisicks") under the terms of the Trust.

         During June 2000, the Trust purchased, using Trust Funds, an aggregate of 100,000 shares of the Company's Class A Common Stock, for an aggregate purchase price of $25,000 (or a weighted average price of approximately $0.25 per share).

         During July 2000, the Trust purchased, using Trust Funds, an aggregate of 50,000 shares of the Company's Class A Common Stock, for an aggregate purchase price of $7,500 (or a weighted average price of approximately $0.25 per share).

         During August 2000, the Trust purchased, using Trust funds, an aggregate of 25,000 shares of the Company's Class A Common Stock, for an aggregate purchase price of $6,250 (or a weighted average price of approximately $0.25 per share).

         No funds used in making any of such purchases were borrowed.

         ITEM 4. PURPOSE OF TRANSACTION.

         The shares of the Class A Common Stock of the Company purchased by the Trust in May, June, July and August 2000 were purchased pursuant to a Master Custodian and Escrow Agreement dated May 8, 2000, by and between the Trust and
U. S. Trust Company, National Association, a national bank organized and existing under and by the laws of the United States of America, as Escrow Agent (the "Agreement").

         The purpose of the Agreement was to place the purchased shares of the Company's Common Stock (the "Stock") in escrow pending the evaluation of the purchase opportunity by the Company and pending review of the transaction by the United States Bankruptcy Court, Santa Ana for the Central District of California (the "Bankruptcy Court"). The Bankruptcy Court is the body that is supervising the Chapter 11 proceedings of First Alliance Company and its affiliates. A copy of the Agreement has been filed as an Exhibit hereto and is incorporated herein by this reference. Pending the resolution of the opportunity of the Company to purchase the Stock, the Stock will not be voted by the Chisicks in their capacities as co-trustee of the Trust. The Company, subsequently, reviewed the purchases of the Stock and declined to repurchase the Stock. If the Bankruptcy Court determines that the Company should repurchase the Stock, the Company may be obligated to reimburse the Chisicks or the Trust the amount of the money used to purchase the Shares. If the Bankruptcy Court does not order the repurchase of the Stock by the Company then potentially the Chisicks or an affiliate of the Chisicks or some other entity may retain or purchase all or a portion of the Stock, as the case may be. If the Bankruptcy Court requires some alternate method of distribution, then the Chisicks intend to comply with such order of the Bankruptcy Court.

                                     5 of 8

         The Stock has been acquired by the Trust for investment purposes as defined in the Agreement and for no other reasons required to be reported in
Item 4.

         Depending upon market price, availability, and other factors deemed relevant, the Trust may from time to time purchase additional shares or sell shares of the Class A Common Stock in the open market, in privately negotiated transactions, or otherwise. The Trust reserves the right to increase or decrease its beneficial ownership of the Class A Common Stock on such terms and at such times as it may decide and the Trust reserves the right to cease purchasing or selling shares of the Class A Common Stock at any time.

         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         I.       Brian Chisick.

                  (a) As of August 30, 2000, Mr. Chisick beneficially owned an aggregate of 14,870,709 shares of Class A Common Stock (the "Aggregate Shares"), representing 82% of the outstanding shares of Class A Common Stock. This amount includes 8,668,800 shares held by the Brian and Sarah Chisick Revocable Estate Trust U/A 3-7-79 of which Brian Chisick and Sarah Chisick are co-trustees, includes 3,000,000 shares held by the Chisick Trust No. 3 U/A/D 4-30-99 of which Brian Chisick is the sole trustee, and includes 3,000,000 shares held by the Chisick Trust No. 4 U/A/D 4-30-99 of which Brian Chisick is the sole trustee. Also includes 24,867 shares held by grantor trusts established for the benefit of four of the Chisicks grandchildren, of which trusts Mr. Chisick is the sole trustee. Under Rule 13d-3(d), Mr. Chisick is deemed to be the beneficial owner of 177,042 shares of Class A Common Stock (the "Vested Shares") which Mr. Chisick has the right to acquire as of August 30, 2000 (or within 60 days thereafter), pursuant to the stock options described below in Item 6. The Vested Shares are included in the Aggregate Shares. The calculation of such percentage is based on 17,864,788 shares of Class A Common Stock which were outstanding as of August 30, 2000, plus the Vested Shares which are deemed to be outstanding for the purpose of such calculation.

                  (b) As of August 30, 2000, Mr. Chisick has sole voting and dispositive power over the Vested Shares. Mr. Chisick shares voting and dispositive power over 14,693,667 shares of Class A Common Stock with Mrs. Chisick. This amount includes 8,668,800 shares held by Trust of which the Chisicks are co-trustees, 3,000,000 shares held by the Chisick Trust No. 3 U/A/D 4-30-99 of which Brian Chisick is the sole trustee, and includes 3,000,000 shares held by the Chisick Trust No. 4 U/A/D 4-30-99 of which Brian Chisick is the sole trustee. Also includes 24,867 shares held by grantor trusts established for the benefit of four of the Chisicks grandchildren, of which trusts Mr. Chisick is the sole trustee.

                  (c) The information provided above in Item 3 is incorporated herein by this reference.

                  (d) No person other than Mr. and Mrs. Chisick is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

                  (e) Not applicable.

         II.      Sarah Chisick.

                  (a) As of August 30, 2000, Mrs. Chisick beneficially owned an aggregate of 14,693,667 shares of Class A Common stock, representing 82% of the outstanding shares of Class A Common Stock. The calculation of such percentage is based on 17,864,788 shares of Class A Common Stock which were outstanding as of August 30, 2000.

                                     6 of 8

                  (b) As of August 30, 2000, Mrs. Chisick shares voting and dispositive power over 14,693,667 shares of Class A Common Stock with Mr. Chisick. This amount includes 8,668,800 shares held by Trust of which the Chisicks are co-trustees, 3,000,000 shares held by the Chisick Trust No. 3 U/A/D 4-30-99 of which Brian Chisick is the sole trustee, and includes 3,000,000 shares held by the Chisick Trust No. 4 U/A/D 4-30-99 of which Brian Chisick is the sole trustee. Also includes 24,867 shares held by grantor trusts established for the benefit of four of the Chisicks grandchildren, of which trusts Mr. Chisick is the sole trustee.

                  (c) The information provided above in Item 3 is incorporated herein by this reference.

                  (d) No person other than the Chisicks are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

                  (e) Not applicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to the Company's 1996 Stock Incentive Plan, the Company has granted to Mr. Chisick the following stock options (the "Stock Options"): (1) on January 27, 1998, a Non-Qualified ("NQ") Stock Option to purchase 100,000 shares of the Company's Class A Common Stock at an exercise price of $13.06 per share, which as of August 30, 2000, was exercisable with respect to 75,000 shares; (2) on December 4, 1998, an Incentive Stock Option ("ISO") to purchase 54,085 shares of the Company's Class A Common Stock at an exercise price of $4.4375 per share, which as of August 30, 2000, was exercisable with respect to 27,042 shares; (3) on April 27, 1999, an ISO to purchase 44,135 shares of the Company's Class A Common Stock at an exercise price of $3.625 per share, which as of August 30, 2000, was exercisable with respect to 22,068 shares; (4) on April 27, 1999, a NQ Stock Option to purchase 55,865 shares of the Company's Class A Common Stock at an exercise price of $3.625 per share, which as of August 30, 2000, was exercisable with respect to 27,932 shares; and (5) on December 3, 1999, a NQ Stock Option to purchase 100,000 shares of the Company's Class A Common Stock at an exercise price of $2.50 per share, which as of August 30, 2000, was exercisable with respect to 25,000 shares. The Stock Options cover options to purchase an aggregate of 354,085 shares of the Company's Class A Common Stock and, as of August 30, 2000, are exercisable with respect to an aggregate of 177,042 shares (i.e., the Vested Shares). Copies of the 1996 Stock Incentive Plan and the stock option notices relating to the Stock Options have been filed as Exhibits hereto and are incorporated herein by this reference.

         Except as described herein, there are no contracts, arrangements, understandings, or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1. 1996 Stock Incentive Plan (incorporated by reference to
Exhibit 4.1 to the Company's Registration Statement of Form S-1, Commission File No. 333-3363).

         Exhibit 2. Non-Qualified Stock Option Notice, dated January 27, 1998, executed by the Company in favor of Brian Chisick, covering 100,000 shares (filed herewith).

         Exhibit 3. Incentive Stock Option Notice, dated December 4, 1998, executed by the company in favor of Brian Chisick, covering 54,085 shares (filed herewith).

         Exhibit 4. Incentive Stock Option Notice, dated April 27, 1999, executed by the Company in favor of Brian Chisick, covering 44,135 shares (filed herewith).

                                     7 of 8

         Exhibit 5. Non-Qualified Stock Option Notice, dated April 27, 1999, executed by the Company in favor of Brian Chisick, covering 55,865 shares (filed herewith).

         Exhibit 6. Non-Qualified Stock Option Notice, dated December 3, 1999, executed by the Company in favor of Brian Chisick, covering 100,000 shares (filed herewith).

         Exhibit 7. Master Custodian and Escrow Agreement between U. S. Trust Company, National Association and The Brian and Sarah Chisick Revocable Estate Trust U/A 3/7/79 (filed herewith).




                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 10, 2000


                                                     /s/ Brian Chisick
                                                     ----------------------
                                                     Brian Chisick
Date:  October 10, 2000


                                                     /s/ Sarah Chisick
                                                     ----------------------
                                                     Sarah Chisick

                                     8 of 8

                                                                       EXHIBIT 2


                            1996 Stock Incentive Plan
                            -------------------------

                              EXPLORE YOUR OPTIONS


Option to Purchase:  ONE HUNDRED THOUSAND SHARES
-------------------  ---------------------------


Granted to: BRIAN CHISICK
-------------------------



This stock option grant has been executed as of January 27, 1998 on behalf of First Alliance Corporation at the option price of $13.06.



                                         /S/ Brian Chisick
       [First Alliance                   -------------------------------------
        Logo Here]                       Brian Chisick
                                         President and Chief Executive Officer



  THIS IS NOT A STOCK CERTIFICATE OR A NEGOTIABLE INSTRUMENT. NON-TRANSFERABLE.

                                                                       EXHIBIT 2
                            1996 Stock Incentive Plan
                        NON-QUALIFIED STOCK OPTION NOTICE

Optioneee:                          Brian Chisick
Grant Date:                         January 27, 1998
Shares Granted:                     100,000
Stock Option Price:                 $13.06
Last Date to Exercise:              01/26/2008

We are pleased to inform you that the Compensation Committee of the Board has granted you an option to purchase First Alliance Corporation common stock. Your grant has been made under the Company's 1996 Stock Incentive Plan (the "Plan"), which together with the terms contained in this Notice, sets forth the terms and conditions of your grant and is incorporated herein by reference. A copy of the Plan is attached. Please review it carefully.

Vesting:
Subject to the terms of the Plan, shares vest according to the following vesting schedule:


                         SHARES VESTING OVER      VESTING IN PERIOD
     DATE OF VEST             THE PERIOD               OCCURS          LAST DATE TO EXERCISE
----------------------- ----------------------- ---------------------- ----------------------

      07/27/1998              25,000.00             End of period           01/26/2008
      07/27/1999              25,000.00             End of period           01/26/2008
      07/27/2000              25,000.00             End of period           01/26/2008
      07/27/2001              25,000.00             End of period           01/26/2008

Exercise:
You may exercise this Option, in whole or in part, to purchase a whole number of vested shares at any time, by following the exercise procedures set up by the Company. All exercises must take place before the Last Date to Exercise, or such earlier date as is set out in the Plan following your death, disability or your ceasing to be an employee. The number of shares you may purchase as of any date cannot exceed the total number of shares vested by that date, less any shares you have previously acquired by exercising this Option.

Employment Requirements:
The Plan sets out the terms and conditions that govern this grant in the event of your termination of employment, death or disability. In the event of your termination of employment, including total disability or death, all further vesting of shares under this grant stops. As set out in Plan, you will have 90 Days after your employment ceases or is suspended to exercise your vested options, and in the event of your total disability or death, you or your estate will have a period of 1 Year to exercise any vested options.

Taxes and Withholding:
This option is not intended to be an Incentive Stock Option, as defined under
Section 422(b) of the Internal Revenue Code. Any exercise of this option is normally a taxable event, and if the Company determines that any federal, state, local or foreign tax or withholding payment is required relating to the exercise or sale of shares arising from this grant, the Company shall have the right to require such payments from you, or withhold such amounts from other payments due to you from the Company.

                                                                       EXHIBIT 3

                            1996 Stock Incentive Plan
                            -------------------------

                              EXPLORE YOUR OPTIONS


Option to Purchase: FIFTY FOUR THOUSAND EIGHTY FIVE SHARES
----------------------------------------------------------


Granted to: BRIAN CHISICK
-------------------------



This stock option grant has been executed as of December 4, 1998 on behalf of First Alliance Corporation at the option price of $4.4375.



                                         /S/ Brian Chisick
       [First Alliance                   -------------------------------------
        Logo Here]                       Brian Chisick
                                         President and Chief Executive Officer



  THIS IS NOT A STOCK CERTIFICATE OR A NEGOTIABLE INSTRUMENT. NON-TRANSFERABLE.

                                                                       EXHIBIT 3
                            1996 Stock Incentive Plan
                          INCENTIVE STOCK OPTION NOTICE

Optioneee:                          Brian Chisick
Grant Date:                         December 4, 1998
Shares Granted:                     54,085
Stock Option Price:                 $4.4375
Last Date to Exercise:              12/03/2008

We are pleased to inform you that the Compensation Committee of the Board has granted you an option to purchase First Alliance Corporation common stock. Your grant has been made under the Company's 1996 Stock Incentive Plan (the "Plan"), which together with the terms contained in this Notice, sets forth the terms and conditions of your grant and is incorporated herein by reference. A copy of the Plan is attached. Please review it carefully.

Vesting:
Subject to the terms of the Plan, shares vest according to the following vesting schedule:


                         SHARES VESTING OVER      VESTING IN PERIOD
     DATE OF VEST             THE PERIOD               OCCURS          LAST DATE TO EXERCISE
----------------------- ----------------------- ---------------------- ----------------------

      06/04/1999              13,521.00             End of period           12/03/2008
      06/04/2000              13,521.00             End of period           12/03/2008
      06/04/2001              13,521.00             End of period           12/03/2008
      06/04/2002              13,522.00             End of period           12/03/2008

Exercise:
You may exercise this Option, in whole or in part, to purchase a whole number of vested shares at any time, by following the exercise procedures set up by the Company. All exercises must take place before the Last Date to Exercise, or such earlier date as is set out in the Plan following your death, disability or your ceasing to be an employee. The number of shares you may purchase as of any date cannot exceed the total number of shares vested by that date, less any shares you have previously acquired by exercising this Option.

Employment Requirements:
The Plan sets out the terms and conditions that govern this grant in the event of your termination of employment, death or disability. In the event of your termination of employment, including total disability or death, all further vesting of shares under this grant stops. As set out in Plan, you will have 90 Days after your employment ceases or is suspended to exercise your vested options, and in the event of your total disability or death, you or your estate will have a period of 1 Year to exercise any vested options.

Taxes, Withholding and Disposition of Stock:
This option is intended to be an Incentive Stock Option, as defined under
Section 422(b) of the Internal Revenue Code. In the event that the Company determines that any federal, state, local or foreign tax or withholding payment is required relating to the exercise or sale of shares arising from this grant, the Company shall have the right to require such payments from you, or withhold such amounts from other payments due to you from the Company. You agree to notify the Company when you sell or otherwise transfer or dispose of the shares acquired by exercising this Option.

                                                                       EXHIBIT 4

                            1996 Stock Incentive Plan
                            -------------------------

                              EXPLORE YOUR OPTIONS


Option to Purchase:  FORTY FOUR THOUSAND ONE HUNDRED THIRTY FIVE SHARES
-----------------------------------------------------------------------


Granted to: BRIAN CHISICK
-------------------------



This stock option grant has been executed as of April 27, 1999 on behalf of First Alliance Corporation at the option price of $3.625.



                                         /S/ Brian Chisick
       [First Alliance                   -------------------------------------
        Logo Here]                       Brian Chisick
                                         President and Chief Executive Officer



  THIS IS NOT A STOCK CERTIFICATE OR A NEGOTIABLE INSTRUMENT. NON-TRANSFERABLE.

                                                                       EXHIBIT 4

                            1996 Stock Incentive Plan
                          INCENTIVE STOCK OPTION NOTICE

Optioneee:                          Brian Chisick
Grant Date:                         April 27, 1999
Shares Granted:                     44,135
Stock Option Price:                 $3.625
Last Date to Exercise:              04/26/2009

We are pleased to inform you that the Compensation Committee of the Board has granted you an option to purchase First Alliance Corporation common stock. Your grant has been made under the Company's 1996 Stock Incentive Plan (the "Plan"), which together with the terms contained in this Notice, sets forth the terms and conditions of your grant and is incorporated herein by reference. A copy of the Plan is attached. Please review it carefully.

Vesting:
Subject to the terms of the Plan, shares vest according to the following vesting schedule:


                         SHARES VESTING OVER      VESTING IN PERIOD
     DATE OF VEST             THE PERIOD               OCCURS          LAST DATE TO EXERCISE
----------------------- ----------------------- ---------------------- ----------------------

      10/27/1999              11,034.00             End of period           04/26/2009
      10/27/2000              11,034.00             End of period           04/26/2009
      10/27/2001              11,034.00             End of period           04/26/2009
      10/27/2002              11,033.00             End of period           04/26/2009

Exercise:
You may exercise this Option, in whole or in part, to purchase a whole number of vested shares at any time, by following the exercise procedures set up by the Company. All exercises must take place before the Last Date to Exercise, or such earlier date as is set out in the Plan following your death, disability or your ceasing to be an employee. The number of shares you may purchase as of any date cannot exceed the total number of shares vested by that date, less any shares you have previously acquired by exercising this Option.

Employment Requirements:
The Plan sets out the terms and conditions that govern this grant in the event of your termination of employment, death or disability. In the event of your termination of employment, including total disability or death, all further vesting of shares under this grant stops. As set out in Plan, you will have 90 Days after your employment ceases or is suspended to exercise your vested options, and in the event of your total disability or death, you or your estate will have a period of 1 Year to exercise any vested options.

Taxes, Withholding and Disposition of Stock:
This option is intended to be an Incentive Stock Option, as defined under
Section 422(b) of the Internal Revenue Code. In the event that the Company determines that any federal, state, local or foreign tax or withholding payment is required relating to the exercise or sale of shares arising from this grant, the Company shall have the right to require such payments from you, or withhold such amounts from other payments due to you from the Company. You agree to notify the Company when you sell or otherwise transfer or dispose of the shares acquired by exercising this Option.

                                                                       EXHIBIT 5

                            1996 Stock Incentive Plan
                            -------------------------

                              EXPLORE YOUR OPTIONS


Option to Purchase:  FIFTY FIVE THOUSAND EIGHT HUNDRED SIXTY FIVE SHARES
------------------------------------------------------------------------


Granted to: BRIAN CHISICK



This stock option grant has been executed as of April 27, 1999 on behalf of First Alliance Corporation at the option price of $3.625.



                                         /S/ Brian Chisick
       [First Alliance                   -------------------------------------
        Logo Here]                       Brian Chisick
                                         President and Chief Executive Officer



  THIS IS NOT A STOCK CERTIFICATE OR A NEGOTIABLE INSTRUMENT. NON-TRANSFERABLE.

                                                                       EXHIBIT 5

                            1996 Stock Incentive Plan
                        NON-QUALIFIED STOCK OPTION NOTICE

Optioneee:                          Brian Chisick
Grant Date:                         April 27, 1999
Shares Granted:                     55,865
Stock Option Price:                 $3.625
Last Date to Exercise:              04/26/2009

We are pleased to inform you that the Compensation Committee of the Board has granted you an option to purchase First Alliance Corporation common stock. Your grant has been made under the Company's 1996 Stock Incentive Plan (the "Plan"), which together with the terms contained in this Notice, sets forth the terms and conditions of your grant and is incorporated herein by reference. A copy of the Plan is attached. Please review it carefully.

Vesting:
Subject to the terms of the Plan, shares vest according to the following vesting schedule:


                         SHARES VESTING OVER      VESTING IN PERIOD
     DATE OF VEST             THE PERIOD               OCCURS          LAST DATE TO EXERCISE
----------------------- ----------------------- ---------------------- ----------------------

      10/27/1999              13,966.00             End of period           04/26/2009
      10/27/2000              13,966.00             End of period           04/26/2009
      10/27/2001              13,966.00             End of period           04/26/2009
      10/27/2002              13,967.00             End of period           04/26/2009

Exercise:
You may exercise this Option, in whole or in part, to purchase a whole number of vested shares at any time, by following the exercise procedures set up by the Company. All exercises must take place before the Last Date to Exercise, or such earlier date as is set out in the Plan following your death, disability or your ceasing to be an employee. The number of shares you may purchase as of any date cannot exceed the total number of shares vested by that date, less any shares you have previously acquired by exercising this Option.

Employment Requirements:
The Plan sets out the terms and conditions that govern this grant in the event of your termination of employment, death or disability. In the event of your termination of employment, including total disability or death, all further vesting of shares under this grant stops. As set out in Plan, you will have 90 Days after your employment ceases or is suspended to exercise your vested options, and in the event of your total disability or death, you or your estate will have a period of 1 Year to exercise any vested options.

Taxes and Withholding:
This option is not intended to be an Incentive Stock Option, as defined under
Section 422(b) of the Internal Revenue Code. Any exercise of this option is normally a taxable event, and if the Company determines that any federal, state, local or foreign tax or withholding payment is required relating to the exercise or sale of shares arising from this grant, the Company shall have the right to require such payments from you, or withhold such amounts from other payments due to you from the Company.

                                                                       EXHIBIT 6

                            1996 Stock Incentive Plan
                            -------------------------

                              EXPLORE YOUR OPTIONS


Option to Purchase:  ONE HUNDRED THOUSAND SHARES
-------------------  ---------------------------


Granted to: BRIAN CHISICK
-------------------------



This stock option grant has been executed as of December 3, 1999 on behalf of First Alliance Corporation at the option price of $2.50.



                                         /S/ Brian Chisick
       [First Alliance                   -------------------------------------
        Logo Here]                       Brian Chisick
                                         President and Chief Executive Officer



  THIS IS NOT A STOCK CERTIFICATE OR A NEGOTIABLE INSTRUMENT. NON-TRANSFERABLE.

                          EXHIBIT 6
                            1996 Stock Incentive Plan
                        NON-QUALIFIED STOCK OPTION NOTICE

Optioneee:                          Brian Chisick
Grant Date:                         December 3, 1999
Shares Granted:                     100,000
Stock Option Price:                 $2.50
Last Date to Exercise:              06/03/2010

We are pleased to inform you that the Compensation Committee of the Board has granted you an option to purchase First Alliance Corporation common stock. Your grant has been made under the Company's 1996 Stock Incentive Plan (the "Plan"), which together with the terms contained in this Notice, sets forth the terms and conditions of your grant and is incorporated herein by reference. A copy of the Plan is attached. Please review it carefully.

Vesting:
Subject to the terms of the Plan, shares vest according to the following vesting schedule:


                         SHARES VESTING OVER      VESTING IN PERIOD
     DATE OF VEST             THE PERIOD               OCCURS          LAST DATE TO EXERCISE
----------------------- ----------------------- ---------------------- ----------------------

      06/03/2000              25,000.00             End of period            06/3/2010
      06/03/2001              25,000.00             End of period           06/03/2010
      06/03/2002              25,000.00             End of period           06/03/2010
      06/03/2003              25,000.00             End of period           06/03/2010

Exercise:
You may exercise this Option, in whole or in part, to purchase a whole number of vested shares at any time, by following the exercise procedures set up by the Company. All exercises must take place before the Last Date to Exercise, or such earlier date as is set out in the Plan following your death, disability or your ceasing to be an employee. The number of shares you may purchase as of any date cannot exceed the total number of shares vested by that date, less any shares you have previously acquired by exercising this Option.

Employment Requirements:
The Plan sets out the terms and conditions that govern this grant in the event of your termination of employment, death or disability. In the event of your termination of employment, including total disability or death, all further vesting of shares under this grant stops. As set out in Plan, you will have 90 Days after your employment ceases or is suspended to exercise your vested options, and in the event of your total disability or death, you or your estate will have a period of 1 Year to exercise any vested options.

Taxes and Withholding:
This option is not intended to be an Incentive Stock Option, as defined under
Section 422(b) of the Internal Revenue Code. Any exercise of this option is normally a taxable event, and if the Company determines that any federal, state, local or foreign tax or withholding payment is required relating to the exercise or sale of shares arising from this grant, the Company shall have the right to require such payments from you, or withhold such amounts from other payments due to you from the Company.

                                                                       Exhibit 7


                      MASTER CUSTODIAN AND ESCROW AGREEMENT


         THIS MASTER CUSTODIAN AND ESCROW AGREEMENT (the "Agreement") is dated as of May 8, 2000, by and between U. S. TRUST COMPANY, NATIONAL ASSOCIATION, a national bank organized and existing under and by virtue of the laws of the United States of America, as Escrow Agent ("Escrow Agent") and THE BRIAN AND SARAH CHISICK REVOCABLE ESTATE TRUST U/A 3/7/79 ("Trustor"). Brian Chisick and Sarah Chisick are the co-trustees of Trustor and have the authority to make representations and enter into this Agreement on behalf of Trustor.

                                  INTRODUCTION:

         A. Trustor has been offered the right to purchase varying amounts of shares of the Common Stock (the "Stock") of First Alliance Corporation, Inc. (the "Company") by Capital Guardian Trust Company and may be offered the right, from time-to-time to purchase Company Stock by as yet unknown sellers (collectively, the "Sellers") at purchase prices to be determined at the time of such offers to purchase stock (the "Purchase Price").

         B. Brian Chisick is the Chairman and Chief Executive Officer of the Company. Sarah Chisick is a director of the Company.

         C. On March 23, 2000, the Company and certain of its subsidiaries filed a voluntary bankruptcy case under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Central District of California (the "Bankruptcy Court").

         D. Brian Chisick and Sarah Chisick are, among other things, affiliates of the Trustor.

         E. Given the foregoing, The Chisicks have determined that the Board of Directors of the Company and the Bankruptcy Court should approve any potential purchase.

         F. Purchaser has determined to place the Stock in escrow pending the evaluation of the purchase opportunity by the Company and pending review of the transaction by the Bankruptcy Court.


                                   AGREEMENTS:

         NOW THEREFORE, and in consideration of the foregoing and of the mutual covenants herein set forth, the Escrow Agent and the Trustor agree as follows:

         1. APPOINTMENT AND TERM. The Trustor hereby appoints the Escrow Agent, and the Escrow Agent hereby accepts said appointment, as custodian and escrow holder to purchase, hold and disburse the Stock pursuant to the terms of this Agreement. The custodial relationship and escrow established by this Agreement shall commence on the date hereof and shall terminate in accordance with the instructions and conditions set-forth in Paragraph 3 below.

         The duties of the Escrow Agent are only as specified in this Agreement and Escrow Agent has no other implied duties or obligations. Escrow Agent makes no representations nor bears any responsibility for the adequacy or sufficiency of the Stock or the Purchase Price that it receives from Seller or Trustor.

         2. PURCHASE AND PAYMENT FOR SHARES. On any date, the Trustor may deposit good funds with the Escrow Agent to purchase the Stock; provided however, that the Trustor shall provide written notice to the Escrow Agent of its intention to deposit such funds. Concurrently with such deposit of funds, the Trustor shall provide the Escrow Agent with written instructions (the "Stock Purchase Instructions") authorizing and directing the Escrow Agent to purchase Stock. The Stock Purchase Instructions shall provide, among other things, (i) the name and address of a seller of the Stock and such other identifying information that is satisfactory to the Escrow Agent, (ii) the date of the proposed settlement of the Stock purchase and transfer of funds, including payment and instructions satisfactory to the Escrow Agent, and (iii) such other information as the Escrow Agent shall demand.

         Promptly following the Escrow Agent's receipt of all necessary information and immediately available funds, the Escrow Agent deems necessary to acquire and pay for the Stock from a given Seller, the Escrow Agent shall forthwith pay to such Seller, but solely from funds available in this escrow designated for such purchase pursuant to the written instructions of the Trustor, the consideration to effect payment for the Stock. All Stock delivered hereunder shall be delivered to the Escrow Agent on a "delivery versus payment" basis.

         All purchases of the Stock from time-to-time by the Escrow Agent in accordance with this Agreement shall be purchased by the Escrow Agent as nominee for the benefit of the beneficiaries of the Trustor.

         The Stock shall not be transferred into the name of the Trustor or the Company or any third party until either: (i) the Company provides written notice to the Escrow Agent that the Company has declined to purchase the Stock or if the Company has elected to purchase the Stock, that the Bankruptcy Court has approved such acquisition; (ii) the Trustor provides written notice, subject to item (i) above, that it has received approval, if any, from the Bankruptcy Court, to purchase such Stock (or absent only written from the Bankruptcy Court, the Trustor represents and warrants the Bankruptcy Court has declined to take any action with respect to this matter and the Company has also declined to purchase the Stock); or (iii) the Bankruptcy Court enters an order directing Escrow Agent to transfer the Stock to a third party and, in accordance with such order, such third party tenders funds to Escrow Agent for the purchase of the Stock. During the period prior to the disposition of the Stock, Trustor shall offer to the Company's Board of Directors the right to vote the Stock but in no event shall Trust have the right to vote the Stock.

         If at any time the Company elects to purchase the Stock, the Escrow Agent shall promptly convey the Stock to the Company upon receipt by the Escrow Agent of the Purchase Price and any earnings thereon at the rate of ten percent (10%) per annum on the basis of a year of 365 days commencing on the date of this Agreement. Upon the Escrow Agent's receipt of such, the Escrow Agent shall promptly disburse $437,500 and any earnings thereon to the Trustor.

         When the right to legal ownership of the stock has been determined and the Stock delivered to the Company, the Trustor or a third party, then upon delivery of the Stock and disbursement of any amounts remaining under this Agreement, this Agreement shall terminate subject to Paragraph 10 of this Agreement.

         3. DEPOSIT INTO ESCROW. The parties hereto acknowledge that the Trustor has delivered to the Escrow Agent, and the Escrow Agent has accepted as escrow holder and custodian, the Purchase Price and the Stock. The Trustor irrevocably authorizes the Escrow Agent, solely in its capacity as escrow holder and custodian and solely with respect to the delivery of the Stock and/or Purchase Price from escrow, to accept only the written instructions of Trustor, the Company or the Bankruptcy Court with respect to matters governed under this Agreement.

         In the event it shall be deemed necessary by the Trustor or Counsel to the Company that the Escrow Agent should hold the Stock for the benefit of the future owners thereof in a manner other than as scheduled herein, the Escrow Agent shall have the right to register in its name or as a nominee or have the Stock credited to the account of the Escrow Agent at a clearing corporation as defined under and pursuant to the Uniform Commercial Code applicable to such corporation which corporation shall be registered as a clearing agency under the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.

         Absent written instructions of the Purchaser, all moneys that are on deposit with the Escrow Agent, until application thereof as provided hereunder, shall be invested by the Escrow Agent in the U.S. Trust Master Money Market Fund or such other money market funds of the Escrow Agent as the Escrow Agent shall determine, from time to time. In no event shall the Escrow Agent be liable for any losses under this escrow which might arise from the investment of any funds under this escrow. The Purchaser shall have the right, from time-to-time, upon two Business Days written notice to the Escrow Agent, to direct the investment of any funds held under this escrow in investment securities satisfactory to the Purchaser. Moneys invested hereunder shall pay interest and mature not later than the dates on which it is estimated that such moneys will be required by the Escrow Agent to settle purchases of Stock. The Escrow Agent and/or its affiliates may act as principal, sponsor, advisor, depositary or agent in the acquisition or disposition of any investments. "Business Day" means any day other than a Saturday, Sunday or a day on which banking institutions located in the City of New York, New York, Los Angeles and San Francisco, California, or the city in which the principal corporate trust office of the Escrow Agent is located, are required or are authorized by law or executive order to close, or a day on which the New York Stock Exchange is closed.

         4. ESCROW INSTRUCTIONS. The Escrow Agent shall maintain custody of the Stock until the Trustor or the Company has delivered written instructions that authorize the delivery of the Stock to the Trustor or the Company or any third party.

         5. REPRESENTATIONS. The Trustor represents and warrants to the Escrow Agent that:

                  a) it is a duly organized and validly existing trust under California law;

                  b) it has the power and the authority to enter into and perform its obligations under this Agreement;

                  c) this Agreement has been duly authorized, executed and delivered by it and, assuming the due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of it enforceable against it in accordance with the terms hereof, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, and subject, as to enforceability, to general principles of equity regardless of whether enforcement is sought in a proceeding in equity or at law.

         6. COMPENSATION. The Escrow Agent shall be compensated for its services as escrow holder based on the amount of time spent performing such services at the then current hourly rate(s) of the escrow officers performing such services with a minimum initial fee of $3,000. Such fee shall be paid within 10 days upon demand therefore.

         7. APPLICATION OF EXCESS FUNDS. The Trustor hereby directs the Escrow Agent and the Escrow Agent agrees that if at any time any amounts of the Purchase Price and interest thereon are not needed to accomplish the purposes of this Agreement, the Escrow Agent shall, upon delivery of written instructions by the Trustor therefore, disburse any such excess funds to the Trustor, subject to any claims of the Escrow Agent.

         8. NOTICES. All notices, demands, document or other communications hereunder shall be given or made in writing and shall be delivered personally, or sent by certified or registered mail, postage prepaid, return receipt requested, fax (followed immediately by a writing as described above), or overnight courier or similar delivery service to the party to whom they are directed at the following addresses, or at such other addresses as may be designated by notice from such party to all other parties:

                                 Brian and Sarah Chisick Revocable Estate Trust
                                  U/A 3/7/79
                                 10212 Sunrise Lane
                                 Santa Ana, California 92705
                                 Telephone:  (949) 224-8400
         To the Trustor:         Facsimile:  (949) 224-8408

                                 U. S. Trust Company, National Association
                                 515 South Flower Street, 27th Floor
                                 Los Angeles, California 90071
                                 Attn.:  Sandra H. Leess, Senior Vice President
                                 Telephone:  (213) 861-5050
         To the Escrow Agent:    Facsimile:  (213) 488-1370

         9. JUDICIAL RELIEF. In the event that a dispute arises relating to or arising from the Stock or the escrow thereof, between or among any of the Trustor, the Company or the Bankruptcy Court, Trustor and the Company shall be entitled to seek declaratory relief from any appropriate judicial body as to the relative rights, obligations, and/or duties of the respective parties.

         No failure or delay on the part of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy. The rights and remedies for the parties hereunder are cumulative and not exclusive to any rights or remedies provided by law, this Agreement or otherwise.

         10. HOLD HARMLESS. In the event the Escrow Agent before the termination of the escrow receives or becomes aware of conflicting demands or claims with respect to this escrow, or any funds deposited herein or affected hereby, the Escrow Agent shall have the right to discontinue any or all further acts on its part until such conflict is resolved to its satisfaction.

         The Escrow Agent shall have the further right but not the obligation to commence or defend any action or proceedings for the determination of such conflict. The Trustor agrees to and shall indemnify and hold the Escrow Agent harmless against any loss, claim, cost or other liability (including reasonable attorneys' fees) relating to or arising from its service as escrow holder or for any act or omission made in reasonable reliance upon a writing of the Trustor or the Company regarding the Stock, including, but without limiting the generality of the foregoing, a suit in interpleader brought by the Escrow Agent. In the event the Escrow Agent files a suit in interpleader, the Escrow Agent shall thereupon be fully released and discharged from all further obligations to perform any and all duties or obligations imposed upon him by this Agreement. The Trustor agrees that neither the Company nor the Escrow Agent assumes any responsibility or liability to any party, person, or government agency or instrumentality other than to hold and, when appropriate with the consent of the Bankruptcy Court, if required, to deliver the Stock from escrow.

         The Escrow Agent is herby given a lien on all right, title and interest of the Trustor or the Company in the escrowed funds, documents, and property and moneys arising therefrom, to protect, indemnify and reimburse itself for all costs, expenses and liabilities arising out of this Agreement.

         11. LIABILITY OF THE ESCROW AGENT. The Escrow Agent shall not be liable to any person or entity for any error of judgment or for any act done or omitted by the Escrow Agent in good faith, or for anything which he may in good faith do or refrain from doing in connection herewith; nor for any negligence other than its gross negligence, nor shall the Escrow Agent be answerable for the default or misconduct of its agents, attorneys or employees if they were selected with reasonable care; nor will any liability be incurred by the Escrow Agent if, in the event of any dispute or question as to the duties or obligations of the Escrow Agent hereunder, the Escrow Agent acts in accordance with the written opinion of the Escrow Agents legal counsel. The Escrow Agent is authorized to act upon any document believed by the Escrow Agent to be genuine and to be signed by the proper party or parties, and will incur no liability in so acting.

         The Escrow Agent may consult with its counsel with respect to any question relating to its duties or responsibilities hereunder or otherwise in connection herewith and, except as expressly provided herein, shall not be liable for any action taken, suffered, or omitted by the Escrow Agent in good faith upon advice of such counsel. The Escrow Agent may act through its officers, employees, agents and attorneys.

         12. BENEFIT, SUCCESSORS AND ASSIGNS. This Agreement shall bind and inure to the benefit of the successors, assigns, personal representatives, and legatees of the respective parties.

         13. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement and understanding of the parties with respect to its subject matter and supersedes all oral communication and prior writings with respect thereto.

         14. AMENDMENTS, CHANGES AND MODIFICATIONS. The Escrow Agent shall not be bound by any modification of this Escrow Agreement or any agreement incorporated by reference herein, unless there is delivered to the Escrow Agent a written modification signed by the Trustor. No such modification shall, without the consent of the Escrow agent, modify the provisions of this Agreement relating to the duties, obligations or rights of the Escrow Agent. The Escrow Agent shall not amend or consent to the amendment of this Agreement or take action which would qualify, impede or otherwise adversely affect the ability of the Escrow Agent to perform its duties hereunder or impair the rights of the Trustor under this Agreement.

         15. SEVERABILITY. If one or more provisions of this Agreement or the applicability of any such provisions to any set of circumstances shall be determined to be invalid or ineffective for any reason, such determination shall not affect the validity and enforceability of the remaining provisions or the applicability of the same provisions or any of the remaining provisions to other circumstances.

         16. COUNTERPARTS. This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

         17. CONSTRUCTION. This Agreement shall be construed under and enforced in accordance with the laws of the State of California.

         18. RESIGNATION OF ESCROW AGENT. If the Escrow Agent shall resign or be discharged from its duties and obligations under the Escrow Agreement, the Escrow Agent shall assign all of its rights and duties hereunder to such successor escrow agent as is appointed by the Trustor. Such successor Escrow Agent shall signify its acceptance of the obligations of the Escrow Agent hereunder by written agreement in form and substance reasonably acceptable to the Trustor. From and after the date of such acceptance such successor Escrow Agent shall be the Escrow Agent for all purposes hereunder.

         IN WITNESS WHEREOF, the parties have duly executed this Agreement on the day and year first above written.

TRUSTOR:                                     ESCROW AGENT:

BRIAN and SARAH CHISICK                      U. S. TRUST COMPANY, NATIONAL
  REVOCABLE ESTATE Trust u/A                 ASSOCIATION, as Escrow Agent
  3/7/79, as Trustor


By: /S/ Brian Chisick                        By: /S/ Deborah Gibbons
    --------------------------                   ----------------------------
    Print Name:  Brian Chisick                   Print Name:  Deborah Gibbons
    Print Title:  Co-Trustee                     Print Title: Vice President


By: /S/ Sarah Chisick
    --------------------------
    Print Name:  Sarah Chisick
    Print Title:  Co-Trustee